CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(millions of Canadian dollars)	June 30, 2003	Dec. 31, 2002

ASSETS
Cash and cash equivalents	56.4	34.1
Short-term investments	76.3	90.9
Accounts receivable	89.3	89.3
Other current assets	9.0	4.4

Total current assets	231.0	218.7

Capital assets	543.3	600.0
Other assets	86.7	101.1

Total assets	861.0	919.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	158.0	159.4
Long-term liabilities	443.3	511.8
Commitments and contingencies
Shareholders’ equity
Capital stock
Common Shares, unlimited authorized	53.4	50.3
Class B Non-Voting Shares, unlimited authorized	253.4	256.0
Preferred Shares, unlimited authorized	—	—
Deficit	(47.1)	(57.7)

Total shareholders’ equity	259.7	248.6

Total liabilities and shareholders’ equity	861.0	919.8

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

				Pre-recapitalization

	Three Months	Six Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
(millions of Canadian dollars, except per share amounts)	June 30, 2003	June 30, 2003	June 30, 2002	March 31, 2002

Revenue	194.1	396.3	197.9	201.8
Carrier charges	98.4	204.6	118.4	116.8

Gross profit	95.7	191.7	79.5	85.0
Operating costs	71.6	142.7	89.2	73.1

Earnings before interest, taxes, depreciation and amortization and unusual items	24.1	49.0	(9.7)	11.9
Unusual items	7.0	7.0	25.6	—

Earnings (loss) before interest, taxes, depreciation and amortization	17.1	42.0	(35.3)	11.9
Depreciation and amortization	(39.6)	(79.7)	(38.7)	(41.8)
Interest on long-term debt	(11.1)	(23.2)	(15.6)	(60.3)
Interest and other income (expense)	—	(0.4)	—	(0.8)
Foreign exchange gain (loss)	37.3	73.5	27.6	(1.8)

Income (loss) before taxes	3.7	12.2	(62.0)	(92.8)
Income tax benefit (expense)	(1.2)	(1.6)	(0.4)	1.0

Net income (loss) for the period	2.5	10.6	(62.4)	(91.8)
Deficit, beginning of period	(49.6)	(57.7)	—	(2,759.4)

Deficit, end of period	(47.1)	(47.1)	(62.4)	(2,851.2)

Basic earnings (loss) per share	0.10	0.44	(2.62)	(20.26)
Fully diluted earnings (loss) per share	0.10	0.44	(2.62)	(20.26)

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Pre-recapitalization

	Three Months	Six Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
(millions of Canadian dollars)	June 30, 2003	June 30, 2003	June 30, 2002	March 31, 2002

OPERATING ACTIVITIES
Net income (loss) for the period	2.5	10.6	(62.4)	(91.8)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	39.6	79.7	38.7	41.8
Interest and other (income) expense	0.3	0.9	0.8	(0.2)
Foreign exchange (gain) loss on long-term debt	(34.1)	(67.1)	(28.2)	1.8
Write-down of capital assets	—	—	10.7	—
Interest on long-term debt	—	—	—	35.7
Future income taxes	—	—	—	(2.4)

Cash provided by (used in) operations before changes in non-cash working capital	8.3	24.1	(40.4)	(15.1)
Net change in non-cash working capital balances related to operations	3.4	(5.0)	52.6	(8.3)

Cash provided by (used in) operating activities	11.7	19.1	12.2	(23.4)

INVESTING ACTIVITIES
(Increase) decrease in short-term investments	(30.5)	14.6	(12.6)	217.2
Acquisition of capital assets	(8.8)	(17.1)	(31.3)	(16.0)
Net proceeds on disposal of capital assets	4.0	6.9	—	—
Increase in deferred costs	—	—	—	(2.6)

Cash provided by (used in) investing activities	(35.3)	4.4	(43.9)	198.6

FINANCING ACTIVITIES
Increase (decrease) in right of way liability	(0.5)	(1.2)	(0.3)	(0.1)

Cash provided by (used in) financing activities	(0.5)	(1.2)	(0.3)	(0.1)

Net increase (decrease) in cash and cash equivalents during the period	(24.1)	22.3	(32.0)	175.1
Cash and cash equivalents, beginning of period	80.5	34.1	78.8	15.5

Cash and cash equivalents, end of period	56.4	56.4	46.8	190.6

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CALL-NET ENTERPRISES INC.

JUNE 30, 2003

CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(millions of Canadian dollars)	June 30, 2003	Dec. 31, 2002

ASSETS
Cash and cash equivalents	56.4	34.1
Short-term investments	76.3	90.9
Accounts receivable [note 2]	89.3	89.3
Other current assets	9.0	4.4

Total current assets	231.0	218.7

Capital assets [note 3]	543.3	600.0
Other assets [note 4]	86.7	101.1

Total assets	861.0	919.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities [note 5]	158.0	159.4
Long-term liabilities [note 6]	443.3	511.8
Commitments and contingencies [notes 6 and 8]
Shareholders’ equity
Capital stock [note 7]
Common Shares, unlimited authorized	53.4	50.3
Class B Non-Voting Shares, unlimited authorized	253.4	256.0
Preferred Shares, unlimited authorized	—	—
Deficit	(47.1)	(57.7)

Total shareholders’ equity	259.7	248.6

Total liabilities and shareholders’ equity	861.0	919.8

See accompanying notes

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

				Pre-recapitalization

	Three Months	Six Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
(millions of Canadian dollars, except per share amounts)	June 30, 2003	June 30, 2003	June 30, 2002	March 31, 2002

Revenue	194.1	396.3	197.9	201.8
Carrier charges	98.4	204.6	118.4	116.8

Gross profit	95.7	191.7	79.5	85.0
Operating costs	71.6	142.7	89.2	73.1

Earnings before interest, taxes, depreciation and amortization and unusual items	24.1	49.0	(9.7)	11.9
Unusual items [note 9]	7.0	7.0	25.6	—

Earnings (loss) before interest, taxes, depreciation and amortization	17.1	42.0	(35.3)	11.9
Depreciation and amortization	(39.6)	(79.7)	(38.7)	(41.8)
Interest on long-term debt	(11.1)	(23.2)	(15.6)	(60.3)
Interest and other income (expense)	—	(0.4)	—	(0.8)
Foreign exchange gain (loss)	37.3	73.5	27.6	(1.8)

Income (loss) before taxes	3.7	12.2	(62.0)	(92.8)
Income tax benefit (expense)	(1.2)	(1.6)	(0.4)	1.0

Net income (loss) for the period	2.5	10.6	(62.4)	(91.8)
Deficit, beginning of period	(49.6)	(57.7)	—	(2,759.4)

Deficit, end of period	(47.1)	(47.1)	(62.4)	(2,851.2)

Basic earnings (loss) per share [note 10]	0.10	0.44	(2.62)	(20.26)
Fully diluted earnings (loss) per share [note 10]	0.10	0.44	(2.62)	(20.26)

See accompanying notes

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Pre-recapitalization

	Three Months	Six Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
(millions of Canadian dollars)	June 30, 2003	June 30, 2003	June 30, 2002	March 31, 2002

OPERATING ACTIVITIES
Net income (loss) for the period	2.5	10.6	(62.4)	(91.8)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	39.6	79.7	38.7	41.8
Interest and other (income) expense	0.3	0.9	0.8	(0.2)
Foreign exchange (gain) loss on long-term debt	(34.1)	(67.1)	(28.2)	1.8
Write-down of capital assets	—	—	10.7	—
Interest on long-term debt	—	—	—	35.7
Future income taxes	—	—	—	(2.4)

Cash provided by (used in) operations before changes in non-cash working capital	8.3	24.1	(40.4)	(15.1)
Net change in non-cash working capital balances related to operations	3.4	(5.0)	52.6	(8.3)

Cash provided by (used in) operating activities	11.7	19.1	12.2	(23.4)

INVESTING ACTIVITIES
(Increase) decrease in short-term investments	(30.5)	14.6	(12.6)	217.2
Acquisition of capital assets	(8.8)	(17.1)	(31.3)	(16.0)
Net proceeds on disposal of capital assets [note 3]	4.0	6.9	—	—
Increase in deferred costs	—	—	—	(2.6)

Cash provided by (used in) investing activities	(35.3)	4.4	(43.9)	198.6

FINANCING ACTIVITIES
Increase (decrease) in right of way liability	(0.5)	(1.2)	(0.3)	(0.1)

Cash provided by (used in) financing activities	(0.5)	(1.2)	(0.3)	(0.1)

Net increase (decrease) in cash and cash equivalents during the period	(24.1)	22.3	(32.0)	175.1
Cash and cash equivalents, beginning of period	80.5	34.1	78.8	15.5

Cash and cash equivalents, end of period	56.4	56.4	46.8	190.6

See accompanying notes

1.	BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Call-Net Enterprises Inc. and its subsidiary companies [collectively “the Company"]. These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles [“Canadian GAAP”], and are the same as those used in preparing the most recent annual statements. These interim consolidated financial statements should be read in conjunction with the most recently prepared annual financial statements.

Comparative Figures

Comparative interim consolidated financial statements for periods prior to April 1, 2002 have been presented pursuant to regulatory requirements. In reviewing the comparative interim consolidated financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting described below.

Financial Reorganization

On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company’s $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for U.S. $377.0 of new 10.625% Senior Secured Notes due 2008, U.S. $81.9 in cash, and 80% of the equity in the recapitalized company.

The Plan of Arrangement contemplated a series of steps leading to an overall capital reorganization of the Company. These included, among other things:

(a)	the amendment of the Company’s authorized share capital to create three new classes of shares: Common Shares, Class B Non-Voting Shares and Preferred Shares, and the issuance of these Common Shares and Class B Non-Voting Shares in exchange for the Pre-recapitalization Shares;

(b)	the creation and issuance of the Senior Secured Notes and the issuance of the Common Shares and the Class B Non-Voting Shares in exchange for the Pre-recapitalization Notes;

(c)	the cancellation of all Pre-recapitalization Notes, Shares, Options, Entitlements and the termination of the Pre-recapitalization Stock Option Plan;

(d)	the consolidation of the Common Shares on a one for 20 basis and the consolidation of the Class B Non-Voting Shares on a one for 20 basis;

(e)	the adoption of the new Incentive Stock Option Plan [“Option Plan"], Shareholders’ Rights Plan [“Rights Plan"] and Restricted Stock Unit Plan [“RSUP”];

(f)	the reduction and determination of the Company’s stated capital in accordance with the Plan of Arrangement.

Fresh Start Accounting

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of the Company on April 10, 2002. For accounting purposes, the Company has used an effective date of April 1, 2002. The Company’s consolidated balance sheet as at April 1, 2002 was prepared on a fresh start basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants’ [“CICA”] Section 1625, “Comprehensive Revaluation of Assets and Liabilities”. Under fresh start accounting, the Company’s assets and liabilities were recorded at management’s best estimate of their fair market values and the deficit was eliminated by a reduction of capital stock. The book values of assets and liabilities at April 1, 2002 approximated their fair values, with the exception of capital assets and future tax liabilities. Independent third party analysis was used by management to arrive at the fair value of capital assets. Future tax liabilities were valued based on the temporary differences and tax losses that are available to the Company.

The completion of the Company’s capital reorganization and comprehensive revaluation of assets and liabilities under fresh start accounting had the following effects:

	April 1, 2002			Writedowns &		April 1, 2002
	Balance prior to	Re-capitalization		fresh start		Balance after
	re-capitalization	adjustments		adjustments		adjustments

	[Restated]
ASSETS
Cash and cash equivalents	190.6	(111.8	)(1)(2)(3)	—		78.8
Short-term investments	103.2	—		—		103.2
Accounts receivable	110.6	—		—		110.6
Other current assets	58.4	(2.0	)(3)	—		56.4
Capital assets	736.2	—		(89.7	)(4)	646.5
Other assets	166.1	(45.9	)(5)	(0.1)		120.1

Total assets	1,365.1	(159.7)		(89.8)		1,115.6

LIABILITIES
Accounts payable and accrued liabilities	182.9	(13.1	)(6)	—		169.8
Future income tax liability	34.4	—		(34.4)		—
Long-term liabilities	2,662.9	(2,023.4	)(1)	—		639.5
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock	—	1,342.6	(1)(2)(3)	(1,036.3)		306.3
Pre-recapitalization capital stock	1,336.1	(1,336.1	)(1)	—		—
Deficit	(2,851.2)	1,870.3	(7)	980.9		—

Total liabilities and shareholders’ equity (deficiency)	1,365.1	(159.7)		(89.8)		1,115.6

(1)	Under the Plan of Arrangement, the Noteholders received a combination of:

a.	U.S.$72.7 of cash on the effective date of the transaction in addition to U.S.$9.2 paid in February 2002,

b.	shares equal to approximately 80% of the equity of the recapitalized Company, and

c.	U.S.$377.0 Senior Secured Notes due 2008, determined in each case on a pro rata basis, with respect to each Noteholder, by the ratio equal to the dollar value of the accreted principal plus interest as of December 31, 2001 of the Pre-recapitalization Notes owned by such Noteholder divided by the total Pre-recapitalization Note value.

(2)	Immediately after the Plan of Arrangement, Sprint Communications Company L.P. [“Sprint U.S.”] invested $25.0 in exchange for 5% of the post-recapitalization equity of the Company. Sprint U.S. also received $4.9 for the royalty payment relating to the three months ended March 31, 2002.

(3)	Costs directly incurred to effect the recapitalization that were paid in advance of the effective date of the transaction totaling $2.0 were transferred to capital stock. In addition, the opening cash and cash equivalents balance was adjusted for $16.5 of transaction costs to be paid on the completion of the transaction.

(4)	Prior to the application of fresh start accounting, the Company performed an assessment for impairment of the carrying values of its long-lived assets. Based on this assessment, assets available for sale of $78.6 were written down to nil. The value of capital assets was further reduced by $11.1 as part of the implementation of fresh start accounting.

(5)	The write-off of the unamortized balance of deferred financing costs, trademarks, as well as technology and product rights associated with the prior agreement with Sprint U.S.

(6)	Under the Plan of Arrangement, the accrued interest on all Pre-recapitalization Notes was eliminated and interest on the Senior Secured Notes due 2008 was accrued for the period from January 1, 2002 to March 31, 2002.

(7)	The Company used unrecorded tax loss carryforward balances of approximately $1,533 against the gain on retirement of the long-term debt.

2.	ACCOUNTS RECEIVABLE

	June 30, 2003	December 31, 2002

Trade receivables	99.9	98.9
Other	2.1	4.1
Allowance for doubtful accounts	(12.7)	(13.7)

	89.3	89.3

3.	CAPITAL ASSETS

	June 30, 2003			December 31, 2002

		Accumulated			Accumulated
		Depreciation	Net		Depreciation	Net
		and	Book		and	Book
	Cost	Amortization	Value	Cost	Amortization	Value

Multiplex and telephone switch equipment	456.2	93.5	362.7	452.3	56.5	395.8
Fibre optic cable	106.3	8.9	97.4	108.8	5.5	103.3
Computer equipment and software	122.6	67.8	54.8	115.1	46.8	68.3
Buildings	14.1	0.5	13.6	14.6	0.3	14.3
Leasehold improvements	10.9	4.1	6.8	10.8	1.6	9.2
Furniture and fixtures	10.4	3.0	7.4	10.4	1.9	8.5
Land	0.6	—	0.6	0.6	—	0.6

	721.1	177.8	543.3	712.6	112.6	600.0

Included in capital assets are assets under construction and not yet depreciating of $11.8 (2002 — $19.9).

Included in fibre optic cable assets are right-to-use fibres under IRU agreements with original terms extending to 20 years and net book value totaling $5.5 (2002 — $5.8).

During the three months ended June 30, 2003, the Company entered into an agreement to dispose of fibre optic cable having a net book value of $2.3 and to provide certain maintenance services. Related expenses to complete the agreement were $0.1 and proceeds were $3.6. The resulting gain of $1.2 on the fibre will be recognized ratably over the 20-year term of the service agreement. The Company also disposed of equipment having a net book value of $0.3 for proceeds of $0.3, resulting in a net gain/loss of $nil.

During the three months ended March 31, 2003, the Company disposed of a customer call centre and capital assets having a book value of $0.6 and related expenses of $0.3 for proceeds of $0.9 of which $0.6 was received in that period. Net gain/loss was $nil. A further $0.1 was received during the three months ended June 30, 2003, and $0.2 is included in accounts receivable.

During the three months ended March 31, 2003, the Company received proceeds of $2.3 relating to certain intangible rights sold under a licensing agreement in 2002. This amount was included in accounts receivable at December 31, 2002.

4.	OTHER ASSETS

	June 30, 2003			December 31, 2002

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Customer relationships	104.4	30.6	73.8	104.4	18.3	86.1
Prepaid right of way	7.3	—	7.3	8.6	—	8.6
Deferred costs	5.2	—	5.2	6.0	—	6.0
Investment in Cybersurf Corp.	0.4	—	0.4	0.4	—	0.4

	117.3	30.6	86.7	119.4	18.3	101.1

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2003	December 31, 2002

Accrued liabilities and trade payables	52.6	61.1
Carrier payables	74.2	68.7
Commodity, capital and income tax liabilities	18.0	16.4
Payroll related liabilities	8.0	7.4
Other	5.2	5.8

	158.0	159.4

6.	LONG-TERM LIABILITIES

	Interest Rate	June 30, 2003	December 31, 2002

(a) Senior Secured Notes due 2008	10.625%	405.9	473.1

Long-term debt		405.9	473.1
(b) Right of way liability	10.0%	37.4	38.7

Total long-term liabilities		443.3	511.8

(a)	Senior Secured Notes due 2008

The Company’s outstanding U.S.$299.5 Senior Secured Notes mature on December 31, 2008. The Senior Secured Notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The Senior Secured Notes bear interest at 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The Senior Secured Notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The Senior Secured Notes are governed by trust indentures which contain certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

On or after January 1, 2006, the Senior Secured Notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time to time at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on January 1, 2006 at 105.313%, January 1, 2007 at 102.657% and January 1, 2008 and thereafter at 100.000% of the principal amount.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(b)	Right of way liability

The right of way liability represents the net present value of payments to be made under right of way agreements with terms ranging from 1 to 20 years. The associated assets for the right of ways are recorded in capital assets.

The future payments for the next five years and thereafter are as follows:

2004	4.8
2005	4.8
2006	4.8
2007	4.8
2008	4.7
Thereafter	48.0

Total future minimum payments	71.9
Less imputed interest at 10%	(33.3)

38.6
Less current portion	(1.2)

37.4

7.	CAPITAL STOCK

Shares

Number of Shares	Common	Class B	Preferred

Balance, December 31, 2002	4,051,227	19,788,411	1
Issued pursuant to restricted stock units	239,499	—	—
Converted during the six months ended June 30, 2003, net	210,394	(210,394)	—
Fractional shares eliminated due to conversions during the six months ended June 30, 2003	(13)	(7)	—

Balance, June 30, 2003	4,501,107	19,578,010	1

Dollars	Common	Class B	Preferred

Balance, December 31, 2002	50.3	256.0	—
Issued pursuant to restricted stock units	0.5	—	—
Converted during the six months ended June 30, 2003, net	2.6	(2.6)	—

Balance, June 30, 2003	53.4	253.4	—

Stock Options

Under the Option Plan, the Company currently has reserved a total maximum of 2,261,000 Common and Class B Non-Voting Shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the Board of Directors. The number of Common Shares and Class B Non-Voting Shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed 5% of the aggregate outstanding Common Shares and Class B Non-Voting Shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Plan of Arrangement. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceding the date on which the option is granted, or re-priced, as the case may be. Vesting of the options occurs in three yearly installments of 33.3% each. Vesting of those options carrying an exercise price of $8.50 is also dependent on the stock price reaching certain performance levels.

The following is a continuity of stock options outstanding for which Common Shares have been reserved:

Common Shares

	June 30, 2003

		Weighted-
		Average
	Number	Exercise Price
	Outstanding	Per Share

Balance, December 31, 2002	926,250	8.25
Granted during the six months ended Jun 30, 2003	395,900	1.80
Cancelled during the six months ended June 30, 2003	(39,200)	7.88

Balance, June 30, 2003	1,282,950	6.27

Exercisable, June 30, 2003	—	—

The following table summarizes information about the Common Shares stock options outstanding at June 30, 2003:

Common Shares

	Options Outstanding			Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
	Outstanding at	Contractual	Price	Exercisable at	Price	Expiry
Range of Exercise Prices	June 30, 2003	Life in Years	Per Share	June 30, 2003	Per Share	Dates

$0.65 to $0.80	29,950	6.1	$0.66	—	—	2009
$1.80	392,300	6.7	$1.80	—	—	2010
$8.50	860,700	5.8	$8.50	—	—	2009

During the six months ended June 30, 2003, there were no stock options granted for which Class B Non-Voting Shares have been reserved. As at June 30, 2003, there were no Class B Non-Voting Shares stock options outstanding. For stock options granted to employees, had the Company determined compensation costs based on their fair values at grant dates of the stock options consistent with the method prescribed by CICA Handbook Section 3870, the Company’s income/(loss) would have been reported as the pro forma amounts below:

				Pre-recapitalization

	Three Months	Six Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	June 30, 2003	June 30, 2003	June 30, 2002	March 31, 2002

Income (loss)	2.5	10.6	(62.4)	(91.8)
Pro forma income (loss)	2.1	9.8	(62.8)	(91.8)
Pro forma basic and diluted income (loss) per share	0.09	0.41	(2.64)	(20.26)

The weighted average fair value for options granted during the three and six month period ended June 30, 2003 is $nil [2002 — $8.50] and $1.80 [2002 - $8.50] respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

			Pre-recapitalization

	Three Months	Six Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	June 30, 2003	June 30, 2003	June 30, 2002	March 31, 2002

Risk free interest rate	—	3.50%	5.47%	—
Expected dividend yield	—	0%	0%	—
Expected volatility, Common Shares	—	107.9%	64.8%	—
Expected time until exercise, in years	—	3.0	3.0	—

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shareholders’ Rights Plan

The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 15% or more of the Common Shares, or 20% of the aggregate Shares of the Company, the shareholders and the Board of Directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2004 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

Restricted Stock Unit Plan

Restricted stock units [“RSU’s"] are subject to vesting provisions, which may include, at the discretion of the Board of Directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the Common Shares on the Toronto Stock Exchange. If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the Toronto Stock Exchange by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 678,000 Shares. The maximum term for any RSU is three years. The outstanding RSU’s vest in three annual installments of 33.3% each. The resulting compensation expense recorded for the three and six month periods ended June 30, 2003 is $0.3 [2002 — $0.1] and $0.8 [2002 — $0.1] respectively.

The following is a continuity of RSU’s outstanding for which Common Shares have been reserved:

Restricted Stock Units

June 30, 2003
Number Outstanding

Balance, December 31, 2002	585,500
Settled during the six months ended June 30, 2003	(239,499)

Balance, June 30, 2003	346,001

8.	FINANCIAL COMMITMENTS AND GUARANTEES

During the six months ended June 30, 2003, the Company entered into an agreement to purchase call centre services over the next three years for $4.1 in 2003, and $3.5 in each of 2004 and 2005. The Company also entered into an agreement with a supplier to provide services and a software license that includes a minimum spend commitment of $0.9 in each of the first two years, and $1.4 in the third year.

9.	UNUSUAL ITEMS

During the three months ended June 30, 2003, the Company recorded a special charge of $7.0 for fibre maintenance costs that will be incurred by the Company under contracts for up to 15 years in length without any foreseeable future economic benefit and for which the Company has determined there is no reasonable prospect of recovery.

During the three months ended June 30, 2002, the Company recorded a special charge of $14.9 for severance, facility and lease termination costs incurred as part of its plan to further streamline its operations. As well, during that period the Company recorded a special charge of $10.7 for a provision on redundant assets. As at June 30, 2003, $5.6 was included in accounts payable and accrued liabilities and will be paid over the terms of the related leases up to maximum period of eight years.

10.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of Common Shares and Class B Non-Voting Shares outstanding during the period after recapitalization [June 30, 2003 — 24,079,117; June 30, 2002 — 23,839,625]. Earnings (loss) per share for the three months ended March 31, 2002 have been calculated on the basis of income (loss) divided by the weighted average number of Pre-recapitalization Common Shares, Pre-recapitalization Class B Non-Voting Shares and Pre-recapitalization Class C Non-Voting Shares outstanding during the year. The Pre-recapitalization weighted average number of shares outstanding has been restated to give effect to the 1:20 stock consolidation which occurred April 15, 2002 [March 31, 2002 — 4,529,550]. Due to a loss for three months ended June 30, 2002, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive.

11.	SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data and local telecommunications services. It offers different products or services to two market segments: (i) Residential customers and (ii) Business, including small, medium and large business and government customers. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business unit as assets are shared by all segments.

Customer Segments

			Corporate
	Residential	Business	and other	Total

Three months ended June 30, 2003
Long distance	30.6	86.4	—	117.0
Data	3.6	47.3	—	50.9
Local	16.2	10.0	—	26.2

Total revenues	50.4	143.7	—	194.1
Operating costs	(18.9)	(22.4)	(30.3)	(71.6)

	31.5	121.3	(30.3)	122.5

Carrier costs				(98.4)

Earnings before interest, taxes, depreciation and amortization and unusual items				24.1

			Corporate
	Residential	Business	and other	Total

Six months ended June 30, 2003
Long distance	64.2	179.0	—	243.2
Data	7.6	94.5	—	102.1
Local	32.2	18.8	—	51.0

Total revenues	104.0	292.3	—	396.3
Operating costs	(35.7)	(44.2)	(62.8)	(142.7)

	68.3	248.1	(62.8)	253.6

Carrier costs				(204.6)

Earnings before interest, taxes, depreciation and amortization and unusual items				49.0

			Corporate
	Residential	Business	and other	Total

Three months ended June 30, 2002
Long distance	33.1	92.4	—	125.5
Data	5.1	51.5	—	56.6
Local	10.6	5.2	—	15.8

Total revenues	48.8	149.1	—	197.9
Operating costs	(22.2)	(31.1)	(35.9)	(89.2)

	26.6	118.0	(35.9)	108.7

Carrier costs				(118.4)

Earnings before interest, taxes, depreciation and amortization and unusual items				(9.7)

			Corporate
	Residential	Business	and other	Total

Three months ended March 31, 2002 [Pre-recapitalization]
Long distance	34.8	95.9	—	130.7
Data	5.4	53.5	—	58.9
Local	8.5	3.7	—	12.2

Total revenues	48.7	153.1	—	201.8
Operating costs	(17.9)	(24.3)	(30.9)	(73.1)

	30.8	128.8	(30.9)	128.7

Carrier costs				(116.8)

Earnings before interest, taxes, depreciation and amortization and unusual items				11.9

12.	SUBSEQUENT EVENT

On July 15, 2003, the Company acquired certain assets of Mosaic Performance Solutions Canada (MPS Canada) from its parent group Mosaic Group Inc. The transaction is valued at $14.3 plus additional amounts for working capital and transition costs. The assets acquired include primarily computer equipment, software, furniture and fixture assets and customer relationships. The purchase price allocation of this business acquisition has not yet been finalized. This business will operate as E-Force, a division of a subsidiary of the Company.

On July 23, 2003, the Company entered into a five-year accounts receivable securitization program whereby the Company will sell on an on-going basis, an undivided co-ownership interest in certain of its trade receivables to a securitization trust (the “Trust”) to a maximum of $55.0. The Company will remain exposed to certain risks of default on the amount of receivables under securitization. The Company will retain servicing responsibilities, and will have a retained interest in the securitized receivables and rights to future excess cash flows generated by the Trust. The sales will be on a fully-serviced basis and the Company will not receive any fees for its on-going servicing responsibilities. The Trust and its investors have no recourse on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Trust. As at July 30, 2003, no accounts receivable had been sold under the program.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The management of Call-Net Enterprises Inc. (Call-Net) is responsible for the preparation and presentation of the interim consolidated financial statements and Management’s Discussion and Analysis (MD&A). The MD&A has been prepared in accordance with the requirements of security regulators including Ontario Securities Rule 51-501 and Form 44-101F2.

The Board of Directors is responsible for reviewing and approving the financial information contained in the interim consolidated financial statements and the MD&A, as well as overseeing management’s responsibilities for the preparation and presentation of financial information. Other Board responsibilities include oversight of appropriate internal controls, management and control of major risk areas and assessment of significant and related party transactions, if any. The Board delegates these responsibilities as appropriate to its Audit Committee that is comprised of outside directors.

The MD&A below explains trends in Call-Net’s financial condition and results of operations for the quarter and six months ended June 30, 2003 compared with the operating results for the quarter and six months ended June 30, 2002. It also compares the balance sheet as at June 30, 2003 to December 31, 2002. This discussion and analysis is intended to help shareholders and other readers understand the dynamics of Call-Net’s business and the key factors underlying its financial results. The following MD&A should be read in conjunction with the Interim Consolidated Financial Statements for June 30, 2003 and Audited Consolidated Financial Statements and MD&A for December 31, 2002.

The consolidated financial statements and information and analysis in the MD&A necessarily includes amounts and conclusions based on informed judgements and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information, management must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Certain statements in management’s discussion and analysis also constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Call-Net, or industry results, to be materially different from any future results, performance or achievements of Call-Net, or industry results expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition, and the ability of Call-Net to attract and retain key employees.

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a financial metric used by many investors to compare companies in the telecommunications industry on the basis of operating results and their ability to incur and service debt. The disclosure of EBITDA is intended to augment, but not replace, the discussion of financial results from operations or cash flow. Readers are cautioned that EBITDA as calculated by Call-Net may not be comparable to similarly titled amounts reported by other companies.

BUSINESS OVERVIEW

Call-Net, primarily through its wholly-owned subsidiary Sprint Canada Inc., is one of Canada’s leading national communications solutions companies offering data and network solutions, online services and local and long distance voice services across Canada. A full range of such services is offered to businesses, residential customers, governments and other telecommunications carriers. With headquarters in Toronto, Ontario, and operations in 13 locations across Canada, Call-Net owns and operates an extensive transcontinental fibre network, and also maintains network facilities in the United States and the United Kingdom. At June 30, 2003, Call-Net employed approximately 1,600 people based on full-time equivalency.

Based on 2002 annual revenue, Call-Net had an estimated 5.4%, 1.7% and 0.9% share of the $6.1 billion Canadian long distance market, $7.9 billion Canadian data market and $7.6 billion Canadian local access market, respectively. Approximately 28% of Call-Net’s revenue for 2002 was generated by data services, as compared to approximately 30% for fiscal 2001. Local services accounted for 9% of Call-Net’s revenues in 2002 compared to 3% in 2001. Local service revenue is expected to become a more important component of total revenue as Call-Net continues marketing its local services to consumers and small businesses in 2003. Long distance was still the dominant revenue source at 63% of total revenue for 2002, down from 67% in 2001.

Call-Net operates a national Cisco internet protocol (IP) network in Canada. At June 30, 2003, Call-Net was active in 134 co-locations in nine of Canada’s most populous urban regions. In Montreal, five of these co-locations were connected to Call-Net’s local switch by a metro area fibre network. By co-locating in 134 of the incumbent local exchange carriers’ (ILECs) switch centers, Call-Net can sell local access to an addressable consumer and business market estimated at 4.0 million and 2.6 million lines, respectively. Call-Net’s operational North American fibre network extends over 14,000 route kilometers (8,600 route miles). This network provides a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets. Call-Net also has connected its North American network with Europe through international gateway switches in New York City, London and a trans-Atlantic fibre indefeasible right of usage (IRU).

OPERATING RESULTS

Highlights

Call-Net’s second quarter revenue was below expectations but overall financial performance was within the range of expectations. Revenue at $194.1 million was lower by $8.1 million than the previous quarter. EBITDA before unusual items of $24.1 million was a slight decrease of $0.8 million from $24.9 million in the first quarter. This decline is mainly attributable to lower gross profit of $0.3 million as carrier charges did not decline as much as revenue and higher operating expenses of $0.5 million resulting primarily from the effect of increased marketing expenditures.

During the second quarter, Call-Net recorded a special charge of $7.0 million for fibre maintenance costs having no future benefit.

Call-Net’s second quarter net income of $2.5 million resulted in basic earnings per share of $0.10. Net income was comprised of EBITDA before unusual items of $24.1 million, plus a foreign exchange gain of $37.3 million recorded in the quarter, less the $7.0 million unusual item, $39.6 million of depreciation and amortization expense, $11.1 million of interest on long-term debt, and $1.2 million of income tax expense.

At June 30, 2003, Call-Net had $132.7 million in cash, cash equivalents and short-term investments, an increase of $6.4 million from $126.3 million at March 31, 2003. This is the third consecutive quarter that Call-Net has been cash flow positive.

During the quarter, Call-Net announced an agreement with Microcell Solutions Inc. (Microcell), a national provider of Personal Communication Services (PCS) under the Fido® brand, to bring consumers a one-of-a-kind residential wireline-wireless bundled service. This unique bundle, which will be available later this year, will provide consumers with access to affordably priced, flexible home telephone and wireless phone services, with one point of customer contact and one monthly bill. Under the terms of the agreement, Call-Net, via its subsidiary Sprint Canada Inc., will co-market Fido service to current and potential local service customers across Canada. Microcell will provide technical support service and Sprint Canada Inc. will provide sales, marketing, customer support, billing and payment processing services. This new offering is not expected to add substantial revenues in the current year, but should impact 2004 revenues.

On July 15, 2003, Call-Net, through its subsidiary AlternaCall Inc., purchased assets of Mosaic Performance Solutions Canada (MPS Canada), a private label consumer services company, from its parent Mosaic Group Inc. The transaction is valued at $14.3 plus additional amounts for working capital and transition costs. MPS Canada resells long distance service through consumer services companies who wish to complement their own product offerings to their existing customers. MPS Canada provides end-to-end solutions that include acquisition, integrated billing and customer relationship management services. MPS Canada’s major clients include CIBC Card Products, Canada’s largest credit card company, and EastLink, Canada’s first cable operator providing local telephone services. MPS Canada also sells long distance service under the Watchdog brand in Ontario. The acquisition of MPS Canada is in line with Call-Net’s strategy of adding new channels to market that leverage its existing infrastructure. The transaction adds approximately 100,000 long distance customers to Call-Net’s customer base to whom other residential products, including local residential service, can be offered. The assets acquired include primarily computer equipment and software, furniture and fixture assets and customer relationships. The purchase price allocation of this business acquisition has not yet been finalized. This transaction also adds approximately 30 full-time equivalent employees. The business will operate under the name E-Force and will be a division of AlternaCall Inc. The estimated annual revenue is $25.0 million with similar profitability to Call-Net’s current core business.

Quarterly Summary Information

Below is a summary of the quarterly financial information for the past nine quarters.

	Pre-Recapitalization

	2001			2002				2003

	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2

	Restated(1)
			(in millions of Canadian dollars, except per share data)
Statement of Operations
Revenue	$227.2	$223.0	$215.1	$201.8	$197.9	$198.6	$202.4	$202.2	$194.1
EBITDA before unusual items	40.2	37.1	20.6	11.9	(9.7)	15.0	30.6	24.9	24.1
EBITDA after unusual items	32.2	(1,058.5)	20.6	11.9	(35.3)	112.6	30.6	24.9	17.1
Net Income(loss)	17.8	(1,258.4)	(98.2)	(91.8)	(62.4)	29.1	(24.4)	8.1	2.5
Earnings(loss) per share, basic	3.93	(278.10)	(21.70)	(20.26)	(2.62)	1.22	(1.02)	0.34	0.10
Earnings(loss) per share, diluted	3.93	(278.10)	(21.70)	(20.26)	(2.62)	1.22	(1.02)	0.34	0.10

(1)	Effective January 1, 2002, Call-Net changed its method of accounting for foreign currency translations as required by The Canadian Institute of Chartered Accountants’ Section 1650, “Foreign Currency Translations”. The most important change for Call-Net is the elimination of the requirement to defer and amortize foreign exchange gains and losses on long-term monetary items over the remaining lives of such items. All exchange gains and losses are to be included in the operations of the period. The prior year figures have been restated to conform to the retroactive application of this change in policy.

Revenue trends by product are shown for the past nine quarters in the table below.

	2Q 01	3Q 01	4Q 01	2001	1Q 02	2Q 02	3Q 02	4Q 02	2002	1Q 03	2Q 03

Long Distance	154.1	148.3	136.3	624.5	130.7	125.5	125.1	122.3	503.6	126.2	117.0
Sequential change	(17.1%)	(3.8%)	(8.1%)	(33.4%)	(4.1%)	(4.0%)	(0.3%)	(2.2%)	(19.4%)	3.2%	(7.3%)
Data	68.1	67.8	69.1	277.7	58.9	56.6	53.0	56.8	225.3	51.2	50.9
Sequential change	(6.3%)	(0.4%)	1.9%)	(5.4%)	(14.8%)	(3.9%)	(6.4%)	7.2%	(18.9%)	(9.9%)	(0.6%)
Local	5.0	6.9	9.7	26.2	12.2	15.8	20.5	23.3	71.8	24.8	26.2
Sequential change	8.7%	38.0%	40.6%	35.1%	25.8%	29.5%	29.7%	13.7%	174.0%	6.4%	5.6%
Total Revenue	227.2	223.0	215.1	928.4	201.8	197.9	198.6	202.4	800.7	202.2	194.1
Sequential change	(13.6%)	(1.8%)	(3.5%)	(25.7%)	(6.2%)	(1.9%)	0.4%	1.9%	(13.8%)	(0.1%)	(4.0%)

Factors affecting revenue, gross margin and operating costs are discussed in detail below.

Revenue

For the quarter ended June 30, 2003, Call-Net’s revenue was $194.1 million compared to $197.9 million for the same period in 2002, a decrease of $3.8 million or 1.9%. Call-Net’s revenue of $396.3 in the first half of 2003 decreased by $3.4 million or 0.9% compared to revenue of $399.7 million in the first half of 2002.

Revenue is analyzed by business segment and product category in the table below.

				Variance from		Variance from				Variance from
	Three Months Ended			Prior Year		Preceding Quarter		Six Months Ended		Prior Year

	June 30,	June 30,	March 31,					June 30,	June 30,
($ Millions)	2003	2002	2003	$	%	$	%	2003	2002	$	%

Long distance	86.4	92.4	92.6	(6.0)	(6.5)%	(6.2)	(6.7)%	179.0	188.3	(9.3)	(4.9)%
Data	47.3	51.5	47.2	(4.2)	(8.2)%	0.1	0.2%	94.5	105.0	(10.5)	(10.0)%
Local	10.0	5.2	8.8	4.8	92.3%	1.2	13.6%	18.8	8.9	9.9	111.2%

Business	143.7	149.1	148.6	(5.4)	(3.6)%	(4.9)	(3.3)%	292.3	302.2	(9.9)	(3.3)%

Long distance	30.6	33.1	33.6	(2.5)	(7.6)%	(3.0)	(8.9)%	64.2	67.9	(3.7)	(5.4)%
Data	3.6	5.1	4.0	(1.5)	(29.4)%	(0.4)	(10.0)%	7.6	10.5	(2.9)	(27.6)%
Local	16.2	10.6	16.0	5.6	52.8%	0.2	1.3%	32.2	19.1	13.1	68.6%

Residential	50.4	48.8	53.6	1.6	3.3%	(3.2)	(6.0)%	104.0	97.5	6.5	6.7%

Total	194.1	197.9	202.2	(3.8)	(1.9%)	(8.1)	(4.0%)	396.3	399.7	(3.4)	(0.9)%

Variance from Prior Year’s Second Quarter

Revenue in the second quarter of $194.1 million decreased by $3.8 million, or 1.9%, compared to the second quarter of 2002.

Business revenue declined by $5.4 million compared to the prior year’s second quarter. A decrease in business long distance and data revenue of $6.0 million and $4.2 million, respectively was partially offset by a $4.8 million increase in local revenue. The $6.0 million decline in long distance revenue was primarily the result of a 15.3% decrease in average revenue per minute (ARPM) since last year, which lowered revenue by $15.5 million year over year. This price decline was largely offset by 9.5% higher long distance volume that contributed $9.5 million of additional long distance revenue. Business data customers lost to bankruptcy or migration onto their own networks, as well as pricing pressure, accounted for most of the $4.2 million data revenue decline. An increase of approximately 40,600 business equivalent local lines since last year to 63,700 lines at June 30, 2003, accounted for the $4.8 million improvement in local revenue.

Residential revenue increased by $1.6 million compared to the prior year’s second quarter, as higher local revenue more than offset lower long distance and data revenue. Long distance revenue declined $2.5 million primarily due to a 60,600 decline in residential long distance customers in the past twelve months from 473,800 to 413,200 customers. Modestly higher residential ARPM, caused by a minute mix change to more international long distance traffic and a new consumer service access fee, partially offset the customer count decline. Residential data revenue fell $1.5 million as the number of dial-up customers declined by 18,100 from 84,500 at June 30, 2002 to 66,400 at June 30, 2003, primarily as a result of customers switching to high-speed offerings. However, an increase of approximately 39,700 local residential lines, from 107,200 lines twelve months ago to over 146,900 lines at June 30, 2003, increased residential local revenue by $5.6 million.

Variance from Prior Year’s Six Months Ended June 30

Year to date revenue declined $3.4 million or 0.9% to $396.3 million compared to $399.7 million in the prior year. The reasons for the year to date decline were very similar to those noted above in the quarter over quarter analysis.

Variance from Preceding Quarter

Revenue this quarter was down $8.1 million or 4.0% from the $202.2 million revenue in the first quarter of 2003.

Business revenue decreased $4.9 million or 3.3% as the $6.2 million decrease in long distance revenue was only partially offset by a $0.1 million and $1.2 million increase in data and local revenues, respectively. The decrease in long distance revenue was due to lower ARPM resulting from continued pricing pressure, a decrease in minute volumes as a result of customer loss due to bankruptcy or commitment completion under bilateral agreements and a negative foreign exchange impact of $1.6 million. The increase in local revenues was due to the increase in local lines. Call-Net intends to continue pursuing local and on-net data business with the expectation that the growth in these revenue sources should help it keep pace with the anticipated revenue decline from continued pricing pressure on long distance.

Residential revenue decreased by $3.2 million resulting from $3.0 million and $0.4 million decreases in long distance and data revenues, respectively and was only partially offset by the $0.2 million increase in local revenues. The $3.0 million decrease in long distance revenue resulted from a decline in volumes as a result of a decrease in customers and some decline in ARPM. Data revenue continues to decrease due to customer churn. Local revenues increased by $0.2M due to an increase of 11,100 net local lines. Call-Net continues to pursue a bundled strategy in the residential market to combat the losses seen with the long distance stand alone customers. With this goal, in the second quarter Call-Net entered into a partnership with Microcell to offer one-of-a-kind residential wireline-wireless bundled service. The benefits of this bundle are expected to favourably impact future periods.

EBITDA

Components of EBITDA are analyzed in the table below.

				Variance from		Variance from				Variance from
	Three Months Ended			Prior Year		Preceding Quarter		Six Months Ended		Prior Year

	June 30,	June 30,	March 31,					June 30,	June 30,
($ Millions)	2003	2002	2003	$	%	$	%	2003	2002	$	%

Revenue	194.1	197.9	202.2	(3.8)	(1.9)%	(8.1)	(4.0)%	396.3	399.7	(3.4)	(0.9)%
Carrier charges	98.4	118.4	106.2	20.0	16.9%	7.8	7.3%	204.6	235.2	30.6	13.0%

Gross Profit	95.7	79.5	96.0	16.2	20.4%	(0.3)	(0.3)%	191.7	164.5	27.2	16.5%
Operating costs	71.6	89.2	71.1	17.6	19.7%	(0.5)	(0.7)%	142.7	162.3	19.6	12.1%

EBITDA before unusual items	24.1	(9.7)	24.9	33.8	348.5%	(0.8)	(3.2)%	49.0	2.2	46.8	2127.3%
Unusual items	7.0	25.6	—	18.6	72.7%	(7.0)	—	7.0	25.6	18.6	72.7%

EBITDA	17.1	(35.3)	24.9	52.4	148.4%	(7.8)	(31.3)%	42.0	(23.4)	65.4	279.5%

Carrier charges as a % of revenue	50.7%	59.8%	52.5%	—	9.1%	—	1.8%	51.6%	58.8%	—	7.2%
Gross profit as a % of revenue	49.3%	40.2%	47.5%	—	9.1%	—	1.8%	48.4%	41.2%	—	7.2%
Operating costs as a % of revenue	36.9%	45.1%	35.2%	—	8.2%	—	(1.7)%	36.0%	40.6%	—	4.6%
EBITDA as a % of revenue	8.8%	(17.8)%	12.3%	—	26.6%	—	(3.5)%	10.6%	(5.9)%	—	16.5%

Carrier Charges and Gross Profit

Call-Net’s gross profit has increased $16.2 million or 20.4% in the second quarter 2003 compared to the same quarter in 2002. The gross profit as a percentage of revenue went from 40.2% in the second quarter of 2002 to 49.3% in the second quarter of 2003. There are a variety of factors that have contributed to this result: Canadian Radio-television and Telecommunications Commission (CRTC) price cap decisions effective June 1, 2002, the implementation of system access fee for residential customers in July 2002, an increase in proportion of on-net revenues, decrease in local installation fees due to less local customer acquisition, network optimization and supplier contract renegotiations partially offset by pricing pressures and customer churn.

On a year-to-date basis, gross profit has increased $27.2 million or 16.5% to $191.7 million in 2003 from $164.5 million in 2002. The gross profit percentage of revenue went from 41.2% to 48.4%. The factors contributing to this increase are the same as those mentioned above.

In the second quarter, despite Call-Net’s decrease of $8.1 million in revenue from the prior quarter, gross profit only declined $0.3 million or 0.3% from $96.0 million to $95.7 million. Gross profit as a percentage of revenue increased from 47.5% in the first quarter to 49.3% in the second quarter of 2003. The increase was mainly due to cost savings achieved from dispute wins, contract renegotiations, network optimization, and net foreign exchange improvements of $1.5 million offset by price decreases. In addition, some one-time revenue and cost dispute wins of $3.5 million contributed to the gross profit in the quarter. After adjusting for these one-time items, the gross margin is 47.6%, which is consistent with prior quarter.

There was an estimated $5.0 million refund recorded in the second quarter primarily for certain digital network access (DNA) services provided by the ILECs and subject to the December 2002 CRTC decision. The final amounts owing due to this decision have not been agreed upon with the ILECS, however, cash advances towards this refund have been received from one of the ILECs. Net credit notes owed to Call-Net of $6.7 million remains on the books at June 30, 2003 relating to this issue. The time taken to settle and the uncertainty surrounding the refund amounts arises due to the complexities and interpretations required in determining what is covered by the DNA decision and the calculations involved. It is expected that the amounts will be finalized and settled within the next few quarters.

Operating Costs

Operating costs decreased by $17.6 million to $71.6 million in the second quarter of 2003, from $89.2 million in the second quarter of 2002. The decrease is mainly due to a $5.5 million reduction in people cost as the number of full-time equivalent employees has decreased by 700 from 2,323 at June 30, 2002 to 1,623 at June 30, 2003, and the lower bad debt expense of $7.4 million resulting from the many business failures in Q2 2002. The other items contributing to the decrease are reductions in occupancy, maintenance and office costs of $2.5 million, marketing costs of $1.5 million and capital taxes of $0.7 million.

Year to date, operating costs have decreased $19.6 million from $162.3 million in 2002 to $142.7 million in 2003. The main contributing factors were again people costs with a reduction of $7.3 million, bad debt expense of $7.2 million, marketing costs of $4.4 million, occupancy and office cost reduction of $2.4 million, maintenance $1.5 million, and other costs of $1.6 million, offset by higher royalty expenses of $4.8 million.

Quarter over quarter, operating costs have increased $0.5 million from $71.1 million in first quarter mainly due to increased marketing expenses of $3.5 million, offset by a decrease in people costs of $1.6 million, reduced bad debt expense of $1.1 million, and a net decrease in other operating expenses of $0.3 million.

EBITDA

Call-Net’s EBITDA before unusual items was $24.1 million compared to an EBITDA of $24.9 million in the previous quarter and EBITDA loss before unusual items of $9.7 million in the second quarter of 2002. The $0.8 million decrease from the first quarter related primarily to the lower gross profit of $0.3 million and higher operating expenses of $0.5 million. The year over year $33.8 million EBITDA before unusual items improvement is a result of the operating cost improvements of $17.6 million as well as the improvement in the gross profit of $16.2 million. On a year to date basis, the EBITDA before unusual items is $49.0 million in 2003 compared to $2.2 million in 2002. This improvement of $46.8 million is a result of improvement in gross profit of $27.2 million and operating cost improvements of $19.6 million.

In the current quarter, Call-Net recorded an unusual item for a special charge of $7.0 million for fibre maintenance costs on dark fibre that will be incurred by Call-Net under contracts for up to 15 years in length with no foreseeable future economic benefit and for which it has been determined there is no prospect of recovery. Taking this unusual loss into account, EBITDA is $17.1 million for the second quarter and $42.0 million for the six months ended June 30, 2003. In the second quarter of 2002, an unusual loss of $25.6 million was recorded for restructuring costs. With this unusual item, EBITDA for the six months ended June 30, 2002 was a loss of $23.4 million.

OTHER EXPENSES

Other expenses are analyzed in the table below.

				Variance from		Variance from				Variance from
	Three Months Ended			Prior Year		Preceding Quarter		Six Months Ended		Prior Year

	June 30,	June 30,	March 31,					June 30,	June 30,
($ Millions, except per share amounts)	2003	2002	2003	$	%	$	%	2003	2002	$	%

EBITDA before unusual items	24.1	(9.7)	24.9	33.8	348.5%	(0.8)	(3.2)%	49.0	2.2	46.8	2127.3%
Unusual items	7.0	25.6	—	18.6	72.7%	(7.0)	—	7.0	25.6	18.6	72.7%

EBITDA	17.1	(35.3)	24.9	52.4	148.4%	(7.8)	(31.3)%	42.0	(23.4)	65.4	279.5%
Depreciation and amortization	(39.6)	(38.7)	(40.1)	(0.9)	(2.3)%	0.5	1.2%	(79.7)	(80.5)	0.8	1.0%
Interest on long-term debt	(11.1)	(15.6)	(12.1)	4.5	28.8%	1.0	8.3%	(23.2)	(75.9)	52.7	69.4%
Interest and other income (expense)	—	—	(0.4)	—	—	0.4	100.0%	(0.4)	(0.8)	0.4	50.0%
Foreign exchange gain (loss)	37.3	27.6	36.2	9.7	35.1%	1.1	3.0%	73.5	25.8	47.7	184.9%
Income tax benefit (expense)	(1.2)	(0.4)	(0.4)	(0.8)	(200.0)%	(0.8)	(200.0)%	(1.6)	0.6	(2.2)	(366.7)%

Net Income (Loss)	2.5	(62.4)	8.1	64.9	104.0%	(5.6)	(69.1)%	10.6	(154.2)	164.8	106.9%

Basic and Fully Diluted EPS*	0.10	(2.62)	0.34	2.72	103.8%	(0.24)	(70.6)%	0.44	N/A	N/A	N/A

*	The six months ended June 30, 2002 is comprised of pre-recapitalization and post-recapitalization periods and therefore both the basic and fully diluted EPS figures cannot be calculated.

Depreciation and Amortization

Depreciation and amortization decreased to $39.6 million this quarter from $40.1 million in the first quarter of 2003. Depreciation and amortization was $38.7 million in the second quarter 2002. Year to date depreciation and amortization also declined from $80.5 million in 2002 to $79.7 million in 2003.

The decline or small changes are due to the limited capital expenditures that have been made in the past many quarters.

Interest on Long-Term Debt

In the second quarter of 2003, interest on long-term debt was $11.1 million compared to $15.6 million in the same period of 2002. This $4.5 million decline is due to the purchase for cancellation of U.S. $77.5 million of senior secured notes late in the third quarter of 2002 and the improvement in U.S./Canadian foreign exchange rate.

Year to date interest on long-term debt decreased from $75.9 million in 2002 to $23.2 million in 2003 as a result of the Plan of Arrangement reducing Call-Net’s long-term debt by more than $2.0 billion effective April 10, 2002, the purchase for cancellation of U.S. $77.5 million of senior secured notes late in the third quarter of 2002, and the improvement in the U.S./Canadian foreign exchange rate.

Interest on long-term debt decreased by $1.0 million from the prior quarter due to the favourable change in the U.S./Canadian foreign exchange rate.

Interest and Other Income (Expense)

Call-Net’s interest and other income (expense) was nil for the second quarter 2003 and 2002 compared to a $0.4 million expense for the first quarter due to more interest and service charges. On a year to date basis, this item remains insignificant at $0.4 million and $0.8 million expense in 2003 and 2002, respectively.

Foreign Exchange Gain (Loss)

Call-Net’s foreign exchange gain for the second quarter was $37.3 million resulting from an 8.4% appreciation in the quarter of the Canadian dollar against the U.S. dollar. The currency fluctuation decreased the Canadian dollar equivalent of the Company’s unhedged U.S.$299.5 million long-term debt outstanding at June 30 by $34.1 million. The remaining amount of the foreign exchange gain of $3.2 million related to working capital items. The foreign exchange gain for the first quarter was similarly $36.2 million resulting from a 7.5% appreciation of the Canadian dollar against the U.S. dollar. Therefore, the year to date foreign exchange gain for 2003 is $73.5 million representing a 16.5% appreciation of the Canadian dollar for the year and decreasing the long-term debt by $67.2 million.

The foreign exchange gain was $27.6 million for the second quarter in 2002, and $25.8 million for the first six months of 2002.

While Call-Net does not currently hedge any portion of its U.S.$299.5 million senior secured notes, it continues to monitor the situation and may or may not decide to hedge some or all of this debt in the future. Unless and until Call-Net chooses to enter into such a hedge transaction, it will continue to be at risk in respect of currency fluctuations.

Income Tax Benefit (Expense)

Income tax expense of $1.2 million this quarter compared unfavourably to both the $0.4 million expense in the second quarter of 2002 and the $0.4 million expense in the prior quarter. The $0.8 million variance year over year and versus prior quarter was primarily due to an adjustment recorded in this quarter.

Net Income (Loss)

Call-Net’s net income in the second quarter was $2.5 million compared to a net loss of $62.4 million in the second quarter of 2002. The major factors accounting for the year over year improvement were the $33.8 million increase in EBITDA before unusual items, a decrease of unusual losses of $18.6 million, a $9.7 million increase in the foreign exchange gain, and a decrease of $4.5 million in interest on long-term debt.

Quarter over quarter, net income decreased by $5.6 million from the previous quarter’s net income of $8.1 million mainly as a result of the decrease in EBITDA before unusual items, the unusual loss of $7.0 million offset by the increase in the foreign exchange gain of $1.1 million and the decrease in the interest on long-term debt of $1.0 million.

On a year to date basis, the net income of $10.6 million for 2003 is compared to the net loss of $154.2 million for 2002. The main factors contributing to the $164.8 million increase in income is the $52.7 million decrease in interest on long-term debt due to the Plan of Arrangement $2.0 billion reduction in debt, $47.7 million higher foreign exchange gain, $46.8 million higher EBITDA before unusual items and lower unusual losses of $18.6 million.

CASH FLOW

Cash flow is analyzed in the table below.

				Variance from		Variance from
	Three Months Ended			Prior Year		Preceding Quarter

	June 30,	June 30,	March 31,
($ Millions)	2003	2002	2003	$	%	$	%

Net income (loss)	2.5	(62.4)	8.1	64.9	104.0%	(5.6)	(69.1)%
Depreciation and amortization	39.6	38.7	40.1	0.9	2.3%	(0.5)	(1.2)%
Interest and other expense	0.3	0.8	0.6	(0.5)	(62.5)%	(0.3)	(50.0)%
Foreign exchange (gain)	(34.1)	(28.2)	(33.0)	(5.9)	(20.9)%	(1.1)	(3.3)%
Write-down of assets	—	10.7	—	(10.7)	(100.0)%	—	—

Cash flow from operating activities before change in non-working capital	8.3	(40.4)	15.8	48.7	120.5%	(7.5)	(47.5)%
Change in non-cash working capital	3.4	52.6	(8.4)	(49.2)	(93.5)%	11.8	140.5%

Cash flow from operating activities	11.7	12.2	7.4	(0.5)	(4.1)%	4.3	58.1%
Change in short-term investments	(30.5)	(12.6)	45.1	(17.9)	(142.1)%	(75.6)	(167.6)%
Acquisition of capital assets	(8.8)	(31.3)	(8.3)	22.5	71.9%	(0.5)	(6.0)%
Proceeds from sale of assets	4.0	—	2.9	4.0	—	1.1	37.9%
Change in ROW liability	(0.5)	(0.3)	(0.7)	(0.2)	(66.7)%	0.2	28.6%

Net increase (decrease) in cash and cash equivalents	(24.1)	(32.0)	46.4	7.9	24.7%	(70.5)	(151.9)%

In the second quarter of 2003, Call-Net continued to meet its goal of cash flow self-sufficiency. Call-Net’s cash and cash equivalents decreased $24.1 million while short-term investments increased $30.5 million, for a net increase of $6.4 million in liquid financial resources in the quarter. Of the $6.4 million increase, $4.0 million resulted from asset sales and the remaining $2.4 million was from operations.

Cash Flow from Operating Activities

In the second quarter of 2003, Call-Net’s operating activities, before changes in non-cash working capital, provided $8.3 million of cash compared to the use of $40.4 million of cash in the second quarter of 2002. This $48.7 million improvement is due to the improvement of the operating results discussed above and the reduced interest expense due to the lower outstanding debt in the second quarter of 2003.

Non-cash working capital changes provided $3.4 million of cash in the second quarter of 2003 mainly due to increased accruals in other payables offset by the payment of interest on long-term debt. In the second quarter of 2002, there was a $52.6 million positive non-cash working capital change mainly due to restructuring reserves remaining in payables at that time and the change in the interest accruals related to the Plan of Arrangement.

Cash Flow from Investing Activities

Investment activities in the second quarter used $35.3 million of cash compared to using $43.9 million in the second quarter of 2002. However, after adjusting for short-term investment activities, Call-Net used $4.8 million for long-term investment activities in the second quarter of 2003 and $31.3 million in the second quarter of 2002. In the second quarter of 2003, $8.8 million was spent on capital assets primarily to continue to improve existing systems to accommodate new products such as the wireless offering and to enhance cost efficiency. Call-Net also realized proceeds of $4.0 million from the disposal of fibre optic cable and other equipment in the second quarter. Capital spending year to date totals $17.1 million, or 4% or revenues. In addition, early in the third quarter, Call-Net purchased assets from MPS Canada for $14.3 million plus additional amounts for working capital and transition cost yet to be finalized.

Cash Flow from Financing Activities

Financing activities in the second quarter used $0.5 million of cash compared to $0.3 million in the second quarter of 2002 which is all related to changes in its right of way liability.

Call-Net will continue to evaluate on an ongoing basis the most effective use of its capital and may make market purchases of senior secured notes in the future depending upon market opportunities, capital requirements and its liquidity needs.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and capital resources are analyzed in the table below.

			Variance from
			Prior Year-End
	June 30,	December 31,
($ Millions)	2003	2002	$	%

Cash and cash equivalents	56.4	34.1	22.3	65.4%
Short-term investments	76.3	90.9	(14.6)	(16.1)%

Total cash and short-term investments	132.7	125.0	7.7	6.2%
Senior secured notes	405.9	473.1	67.2	14.2%
Right of way liability	37.4	38.7	1.3	3.4%

Total debt	443.3	511.8	68.5	13.4%
Debt, net of cash, cash equivalents and short-term investments	310.6	386.8	76.2	19.7%
Total shareholders’ equity	259.7	248.6	(11.1)	(4.5)%

Net capitalization	570.3	635.4	65.1	10.2%

Net debt to net capitalization	54.5%	60.9%	—	6.4%

At June 30, 2003, Call-Net’s current assets were $231.0 million and its current liabilities were $158.0 million. At the end of the second quarter of 2003, net working capital was $73.0 million compared to $59.3 million at December 31, 2002.

Cash, cash equivalents and short-term investments at June 30, 2003 totaled $132.7 million compared to $126.3 million at March 31, 2003 and $125.0 million at December 31, 2002. At June 30, 2003, these funds were invested in liquid Canadian dollar denominated securities maturing in no more than one year and having one of the two highest ratings obtainable from either the Standard and Poor’s Rating Group or the Moody’s Investors Service, Inc.

This $132.7 million of liquid assets comprise substantially all of Call-Net’s liquidity and a significant portion of its capital resources. Call-Net believes its current liquid assets and projected future cash flow from operations are sufficient to finance its current business plan.

With the exception of cash collateralized letters of credit of approximately $0.6 million, Call-Net had no operational bank lines at June 30, 2003.

At June 30, 2003, Call-Net had $405.9 million of long-term debt outstanding and shareholders’ equity of $259.7 million. Call-Net’s net debt to net capitalization ratio is 0.55 at June 30, 2003.

Call-Net is not required to repay any of its 10.625% Senior Secured Notes until December 31, 2008. The senior secured notes do not contain any financial covenants often contained in debt indentures, the failure of which would accelerate the maturity date on the debt.

Call-Net’s current core business plan is not dependent on it raising any external financing in the foreseeable future. However, to fund future potential investment activities, on July 23, 2003, Call-Net, through its subsidiary Sprint Canada Inc., announced that it had entered into a five-year accounts receivable securitization program whereby Sprint Canada Inc. will sell on an on-going basis, an undivided co-ownership interest in certain of its trade receivables to a securitization trust (the “Trust”) to a maximum of $55.0 million. Sprint Canada Inc. will retain servicing responsibilities, and will have a retained interest in the securitized receivables including rights to future excess cash flows generated by the Trust. The sales will be on a fully-serviced basis and Sprint Canada Inc. will not receive any fees for its on-going servicing responsibilities. The Trust and its investors have no recourse on Sprint Canada Inc.’s other assets for failure of debtors to pay when due, other than the retained interest of the Trust. As at July 30, 2003, no accounts receivable had been sold under the program. Call-Net guarantees the performance of obligations of Sprint Canada Inc. under the terms of the agreement.

FINANCIAL POSITION

Financial position is summarized in the table below.

			Variance from
			Prior Year-End
	June 30,	December 31,
($ Millions)	2003	2002	$	%

Cash and cash equivalents	56.4	34.1	22.3	65.4%
Short-term investments	76.3	90.9	(14.6)	(16.1)%

Total cash and short-term investments	132.7	125.0	7.7	6.2%
Accounts receivable & other current assets	98.3	93.7	4.6	4.9%

Total current assets	231.0	218.7	12.3	5.6%
Capital and other assets	630.0	701.1	(71.1)	(10.1)%

Total assets	861.0	919.8	(58.8)	(6.4)%

Current liabilities	158.0	159.4	1.4	0.9%
Long-term liabilities	443.3	511.8	68.5	13.4%
Shareholders’ equity	259.7	248.6	(11.1)	(4.5)%

Total liabilities and shareholders’ equity	861.0	919.8	58.8	6.4%

Total assets at June 30, 2003 were $861.0 million compared to $919.8 million at December 31, 2002. The following discussion describes the significant changes in the balance sheet since December 31, 2002.

Total current assets at June 30, 2003 of $231.0 million have increased by $12.3 million from the $218.7 million balance at December 31, 2002 due to a $7.7 million increase in cash, cash equivalents and short-term investments and a $4.6 million increase in other current assets mainly relating to increased prepaids.

Capital assets decreased $56.7 million to $543.3 million at June 30, 2003 from the 2002 year-end mainly due to depreciation of $67.4 million being higher than capital additions of $17.1 million during the first half.

Other assets at June 30, 2003 of $86.7 million decreased from the December 31, 2003 balance of $101.1 million due to amortization of customer relationships.

Accounts payable and accrued liabilities decreased $1.4 million to $158.0 million at the end of the second quarter due to the payment of items accrued at year-end such as employee bonuses and trade payables.

Long-term liabilities decreased by $68.5 million to $443.3 million due to the application of the more favourable U.S./Canada foreign exchange rate to the U.S.$299.5 million long-term debt.

FUTURE OUTLOOK

For the remainder of 2003, Call-Net plans to continue its conservative investment in its ‘on-net’ strategy. For the full 2003 year, Call-Net still expects to invest approximately $40 to $50 million in capital assets or approximately 5% to 6% of revenues. This investment program will be targeted towards maintaining current operations, growing existing platforms to accommodate new products as well as cost savings and service improvement initiatives. In addition, modest investments in IP services and value-added contact centre solutions will continue to support the focussed strategy for enterprise customers.

In the business segment, Call-Net will continue to invest in expanding its presence in the small and medium-sized general business markets by offering a bundled offering of local, long distance and data that leverages its on-net co-locations. Call-Net also intends to continue its focus on specific market segments within the medium and large enterprise customers. In particular, Call-Net continues its efforts to leverage the long-term relationship with Sprint Communications Company L.P. (Sprint) to grow market share with North American based multinational corporations (MNCs) who are looking for consistency in service offerings, technology evolution, and account management. Call-Net is also deploying IP solutions based on Sprint technology that will bring disruptive new technology options to domestic Canadian data customers to move them from legacy data network into the world of IP networking.

In the residential segment, Call-Net will continue to advertise its local service to consumers in its core urban centres. Call-Net also intends to partner with other companies to enhance the economics of acquiring and retaining local and long distance customers. Its recent announcement of a strategic alliance with Microcell to offer wireless services to Sprint Canada Inc. local residential customers is an example of such partnering. Call-Net’s key to success in the residential market relates to its ability to economically acquire and retain bundled local customers. In addition, the CRTC ruling on July 21, 2003 directing ILECs to unbundle DSL from residential local service provides consumers, who wish to order local service with Call-Net, the ability to do so without having to change their current internet high-speed access provider.

In summary, Call-Net continues to be constrained in its ability to grow revenue significantly, but continues to expect modest growth in operating profits in 2003, as compared to 2002. In addition, Call-Net continues to expect that its capital expenditure program will be financed primarily out of cash flow, though expenditures could accelerate in the right market conditions.

REGULATORY ENVIRONMENT

Call-Net will continue its efforts to ensure that the CRTC makes substantial changes to the regulatory framework to enable Call-Net to compete effectively in all markets. In June 2003, Call-Net filed its Local Competition Application in which it asked the CRTC to take certain measures to reduce the barriers facing competitors in achieving economies of scale in the residential local market. Specifically, Call-Net requested that the CRTC reduce loop rates by 50% over a two-year period; extend the period during which ILECs cannot solicit competitors’ residential local customers from three months to one year, in order to reduce churn and accelerate scale; and reform the customer ‘cut-over’ process to become more consumer-friendly and until the process is reformed compensate competitors for inferior and discriminatory cut-over services by reducing loop service charges by 50%.

Recently, the CRTC has made a number of decisions that will improve the competitive environment:

•	In July 2003, the CRTC released a decision (CRTC 2003-49) directing telephone companies to provide their residential high-speed internet service to residential customers of competitors like Sprint Canada Inc., upon request;

•	In June 2003, the CRTC released its decision in respect of competitive access to multi-dwelling units (MDUs). This decision established a framework that will ensure that competitors have equal access to tenants in MDUs without facing prohibitive charges from property owners, and that established carriers like the ILECs do not use exclusive arrangements with property owners to exclude competitors from MDUs.

•	In April 2003, the Commission caused the ILECs to file new tariffs for primary inter-exchange carrier (PIC) charges, resulting in an average 45% reduction in the PIC charges paid by competitors like Call-Net to the ILECs;

NEW ACCOUNTING POLICIES

During the second quarter of 2003, Call-Net did not adopt any new accounting policies or make any changes to its existing accounting policies.